# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SKYX Platforms Corp., CIK 0001598981
CUSIP: 78471E105
Title of class of securities: Common Stock, no par value per share
Address of issuer's principal executive offices: 2855 W. McNab Road, Pompano Beach, Florida (FL), 33069
Date of event which requires filing of this statement: 12/30/2025
Amends the filing with accession number 0001493152-22-004771
Filed by CIK 0001630761
Persons authorized to receive notices and communications: Dov Shiff, c/o SKYX Platforms Corp., 2855 W. McNab Road, Pompano Beach, Florida (FL), 33069, (855) 759-7584; Jurgita Ashley, Thompson Hine LLP, 3900 Key Center, 127 Public Square, Cleveland, Ohio (OH), 44114, (216) 566-5500

## Reporting persons
- Dov Shiff (CIK 0001630761): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 1,547,952; shared voting power 13,890,285; sole dispositive power 1,592,952; shared dispositive power 13,890,285; aggregate amount beneficially owned 15,483,237 (13.2% of the class)
  Comment: Number of shares beneficially owned by Mr. Shiff with sole voting and dispositive power includes 40,000 shares of Common Stock held by Mr. Shiff's spouse. Number of shares beneficially owned by Mr. Shiff with sole dispositive power includes 45,000 shares of Common Stock that may be acquired pursuant to the exercise of stock options that are exercisable within 60 days of the filing of this Statement. Number of shares beneficially owned by Mr. Shiff with shared voting and dispositive power includes (i) 379,955 shares of Common Stock held by Shiff Group Investments Ltd., (ii) 13,274,618 shares of Common Stock held by DZDLUX s.a.r.l. and (iii) 235,712 shares of Common Stock held by Shiff Group Assets Ltd.
- Shiff Group Investments Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: working capital (WC); sole voting power 0; shared voting power 379,955; sole dispositive power 0; shared dispositive power 379,955; aggregate amount beneficially owned 379,955 (0.3% of the class)
- Shiff Group Assets Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: working capital (WC); sole voting power 0; shared voting power 235,712; sole dispositive power 0; shared dispositive power 235,712; aggregate amount beneficially owned 235,712 (0.2% of the class)
- DZDLUX s.a.r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: working capital (WC); sole voting power 0; shared voting power 13,274,618; sole dispositive power 0; shared dispositive power 13,274,618; aggregate amount beneficially owned 13,274,618 (11.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value per share
Name of issuer: SKYX Platforms Corp.
Address of issuer's principal executive offices: 2855 W. McNab Road, Pompano Beach, Florida (FL), 33069
Comment: This Amendment No. 6 to Statement of Beneficial Ownership on Schedule 13D (this "Amendment No. 6") amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on February 16, 2022 (as amended by the Reporting Persons, the "Schedule 13D" or this "Statement"). Capitalized terms used but not defined in this Amendment No. 6 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 6, the Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
On December 30, 2025, the Company and SGI entered into an amendment to the Subordinated Convertible Promissory Note (the "Amendment") in order to, among other things, extend the maturity date of the Subordinated Convertible Promissory Note to May 1, 2027, increase the interest rate from 6.0% per annum to 10.0% per annum, effective as of January 1, 2024, and change the Common Stock conversion price from $15.00 per share to $2.20 per share. The Amendment was effective as of the original maturity date of the Subordinated Convertible Promissory Note. The Company's Board of Directors approved the Amendment.

On December 31, 2025, SGI elected to convert the principal amount of the Subordinated Convertible Promissory Note of $600,000, plus accrued interest of $235,900, into 379,955 shares of Common Stock.

The Reporting Persons acquired the shares of Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the shares of Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or as may be proposed by Mr. Shiff in his capacity as a director of the Company or by the Board of Directors with his participation. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons beneficially own in the aggregate 15,438,237 shares of Common Stock, which represents approximately 13.1% of the Company's outstanding shares of Common Stock. Mr. Shiff also holds options to purchase an aggregate of 45,000 shares of Common Stock, all of which are or will be exercisable within 60 days of the filing of this Statement and all of which were granted to him as part of his director compensation. Such options include (i) options to purchase 25,000 shares of Common Stock at an exercise price of $12.00 per share, which were granted on December 31, 2021 and expire on December 31, 2026; (ii) options to purchase 5,000 shares of Common Stock at an exercise price of $12.34 per share, which were granted on March 11, 2022 and expire on March 11, 2027; (iii) options to purchase 5,000 shares of Common Stock at an exercise price of $3.28 per share, which were granted on April 5, 2023 and expire on April 5, 2028; (iv) options to purchase 5,000 shares of Common Stock at an exercise price of $1.09 per share, which were granted on April 4, 2024 and expire on April 4, 2029; and (v) options to purchase 5,000 shares of Common Stock at an exercise price of $1.26 per share, which were granted on March 27, 2025 and expire on March 27, 2030.

Each of SGI, SGA, and DZDLUX directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Mr. Shiff directly holds the number and percentage of shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement.

Mr. Shiff, as President and Chief Executive Officer of SGI, may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by SGI. Mr. Shiff, as a controlling person of SGA and DZDLUX, may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by SGA and DZDLUX.

Each percentage ownership of Common Stock set forth in this Statement is based on 117,691,800 shares of Common Stock outstanding as of December 31, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of SGI, SGA, and DZDLUX beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Mr. Shiff, as President and Chief Executive Officer of SGI and as a controlling person of SGA and DZDLUX, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by SGI, SGA and DZDLUX.

Mr. Shiff has the sole power to direct the voting and disposition of the shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 is incorporated herein by reference. In addition, on December 31, 2025, Mr. Shiff received 14,423 shares of Common Stock as a result of his election to receive shares of Common Stock in lieu of the cash retainer payable for service on the Company's Board of Directors, pursuant to the non-employee director compensation program.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Amendment No. 1 to Subordinated Convertible Balloon Promissory Note, dated December 30, 2025.

## Signatures
- Dov Shiff: /s/ Dov Shiff, Dov Shiff (01/02/2026)
- Shiff Group Investments Ltd.: /s/ Dov Shiff, Dov Shiff, President and Chief Executive Officer (01/02/2026)
- Shiff Group Assets Ltd.: /s/ Dov Shiff, Dov Shiff, Controlling Person (01/02/2026)
- DZDLUX s.a.r.l.: /s/ Dov Shiff, Dov Shiff, Controlling Person (01/02/2026)
Comment: In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named on the signature page of this filing agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.